As filed with the Securities and Exchange Commission on July 21, 2000

                                             Securities Act File No. 333-95483
                                      Investment Company Act File No. 811-5576

===============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------

                                   FORM N-14
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               -----------------

/ /                       Pre-Effective Amendment No.
/X/                       Post-Effective Amendment No. 1
                       (Check appropriate box or boxes)

                               -----------------

                  Merrill Lynch Global Allocation Fund, Inc.
              (Exact Name of Registrant as Specified in Charter)

                               -----------------

                                (609) 282-2800
                       (Area Code and Telephone Number)

                               -----------------

                            800 Scudders Mill Road
                         Plainsboro, New Jersey 08536
                   (Address of Principal Executive Offices:
                    Number, Street, City, State, Zip Code)

                               -----------------

                                Terry K. Glenn
                  Merrill Lynch Global Allocation Fund, Inc.
             800 Scudders Mill Road, Plainsboro, New Jersey 08536
                               Mailing Address:
                P.O. Box 9011, Princeton, New Jersey 08543-9011
                    (Name and Address of Agent for Service)

                               -----------------
                                  Copies to:

  FRANK P. BRUNO, ESQ.                          MICHAEL J. HENNEWINKEL, ESQ.
   Brown & Wood LLP                            Merrill Lynch Asset Management
 One World Trade Center                            800 Scudders Mill Road
 New York, NY 10048-0557                          Plainsboro, NJ 08543-9011

                                --------------

     Title of Securities Being Registered: Common Stock, Par Value $.10 per share.

     No filing fee is required because of reliance on Section 24(f) under the Investment Company Act of 1940, as amended.

--------------

===============================================================================

This Post-Effective Amendment consists of the following:

(1) Facing Sheet of this Registration Statement.

(2) Part C of this Registration Statement (including signature page).

     Parts A and B are incorporated herein by reference from Pre-Effective Amendment No. 1 to this Registration Statement on Form N-14 (File No. 333-95483) filed on March 22, 2000.

     This Post-Effective Amendment is being filed solely to file as Exhibit No. 12 to this Registration Statement the Private Letter Ruling received from the Internal Revenue Service.

                                    PART C

                               OTHER INFORMATION

Item 15.  Indemnification.

         Reference is made to Article VI of Registrant's Articles of Incorporation, Article VI of Registrant's By-Laws, Section 2-418 of the Maryland General Corporation Law and Section 9 of the Class A, Class B, Class C and Class D Distribution Agreements.

         Article VI of the By-Laws provides that each officer and director of the Registrant shall be indemnified by the Registrant to the full extent permitted under the General Laws of the State of Maryland, except that such indemnity shall not protect any such person against any liability to the Registrant or any stockholder thereof to which such person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office. Absent a court determination that an officer or director seeking indemnification was not liable on the merits or guilty of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office, the decision by the Registrant to indemnify such person must be based upon the reasonable determination of independent counsel or non-party independent directors, after review of the facts, that such officer or director is not guilty of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

         Each officer and director of the Registrant claiming indemnification within the scope of Article VI of the By-Laws shall be entitled to advances from the Registrant for payment of the reasonable expenses incurred by him in connection with proceedings to which he is a party in the manner and to the full extent permitted under the General Laws of the State of Maryland, provided, however, that the person seeking indemnification shall provide to the Registrant a written affirmation of his good faith belief that the standard of conduct necessary for indemnification by the Registrant has been met and a written undertaking to repay any such advance, if it should ultimately be determined that the standard of conduct has not been met, and provided further that at least one of the following additional conditions is met: (a) the person seeking indemnification shall provide a security in form and amount acceptable to the Registrant for his undertaking; (b) the Registrant is insured against losses arising by reason of the advance; (c) a majority of a quorum of non-party independent directors, or independent legal counsel in a written opinion, shall determine, based on a review of facts readily available to the Registrant at the time the advance is proposed to be made, that there is reason to believe that the person seeking indemnification will ultimately be found to be entitled to indemnification.

         The Registrant may purchase insurance on behalf of an officer or director protecting such person to the full extent permitted under the General Laws of the State of Maryland from liability arising from his or her activities as an officer or director of the Registrant. The Registrant, however, may not purchase insurance on behalf of any officer or director of the Registrant that protects or purports to protect such person from liability to the Registrant or to its stockholders to which such officer or director would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his or her office.

         The Registrant may indemnify, make advances or purchase insurance to the extent provided in Article VI of the By-Laws on behalf of an employee or agent who is not an officer or director of the Registrant.

         In Section 9 of the Class A, Class B, Class C and Class D Distribution Agreements relating to the securities being offered hereby, the Registrant agrees to indemnify the Distributor and each person, if any, who controls the Distributor within the meaning of the Securities Act of 1933 (the "1933 Act"), against certain types of civil liabilities arising in connection with the Registration Statement or Prospectus and Statement of Additional Information.

         Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to Directors, officers and controlling persons of the Registrant and the principal underwriter pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Director, officer, or controlling person of the Registrant and the principal underwriter in connection with the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person or the principal underwriter in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.


Item 16.  Exhibits.
  1(a)--   Articles of Incorporation of the Registrant, dated June 7, 1988.(a)
  1(b)--   Articles of Amendment to Articles of Incorporation of the Registrant, dated November 28, 1988.(a)
  1(c)--   Articles Supplementary to the Articles of Incorporation of the Registrant, dated December 7, 1992.(a)
  1(d)--   Articles Supplementary to the Articles of Incorporation of the Registrant, dated July 13, 1993.(d)
  1(e)--   Articles Supplementary to the Articles of Incorporation of the Registrant, dated December 16, 1993.(d)
  1(f)--   Articles of Amendment to the Articles of Incorporation of the Registrant, dated October 17, 1994.(b)
  1(g)--   Articles Supplementary to the Articles of Incorporation of the Registrant, dated October 17, 1994.(b)
  1(h)--   Articles Supplementary to the Articles of Incorporation of the Registrant, dated September 9, 1996.(d)
  1(i)--   Articles Supplementary to the Articles of Incorporation of the Registrant, dated November 6, 1996
           (including Certificate of Correction dated February 19, 1997 filed with respect thereto).(d)
  1(j) --  Articles Supplementary to the Articles of Incorporation of the Registrant, dated November 12, 1997.(h)
  2    --  By-Laws of the Registrant.(c)
  3    --  Not applicable.
  4    --  Form of Agreement and Plan of Reorganization between the Registrant, Merrill Lynch Asset Builder
           Program, Inc., Merrill Lynch Asset Growth Fund, Inc. and Merrill Lynch Asset Income Fund, Inc.(j)
  5    --  Copies of instruments defining the rights of stockholders, including the relevant portions of the
           Articles of Incorporation, as amended and supplemented, and the By-Laws of the Registrant defining rights of Shareholders.(e)
  6(a) --  Management Agreement between the Registrant and Merrill Lynch Asset Management, Inc., dated
           December 13, 1988.(c)
  6(b) --  Supplement to Management Agreement between the Registrant and  Merrill Lynch Asset Management
           LP, dated January 3, 1994.(f)
  6(c) --  Sub-Advisory Agreement between Merrill Lynch Asset Management LP and Merrill Lynch Asset
           Management U.K. Limited dated January 18, 1989.(c)
  7(a) --  Class A Shares Distribution Agreement between the Registrant and Merrill Lynch Funds Distributor,
           Inc. (now known as Princeton Funds Distributor, Inc.) (the "Distributor"). (f)
  7(b) --  Class B Shares Distribution Agreement between the Registrant and the Distributor.(e)
  7(c) --  Class C Shares Distribution Agreement between the Registrant and the Distributor.(f)
  7(d) --  Class D Shares Distribution Agreement between the Registrant and the Distributor.(f)
  8    --  None.
  9    --  Form of Custody Agreement between the Registrant and Brown Brothers Harriman & Co.(c)
  10(a)--  Amended and Restated Class B Shares Distribution Plan and Class B Shares Distribution Plan Sub-
           Agreement of the Registrant.(a)
  10(b)--  Form of Class C Shares Distribution Plan and Class C Shares Distribution Plan Sub-Agreement of the
           Registrant.(f)
  10(c)--  Form of Class D Shares Distribution Plan and Class D Shares Distribution Plan Sub-Agreement of the
           Registrant.(f)
  10(d)--  Merrill Lynch Select Pricing(SM) System Plan pursuant to Rule 18f-3.(g)
  11   --  Opinion and Consent of Brown & Wood LLP, counsel for the Registrant.(k)
  12   --  Private Letter Ruling from the Internal Revenue Service.
  13   --  Not applicable.
  14(a)--  Consent of Deloitte & Touche LLP, independent auditors for the Registrant.(k)
  14(b)--  Consent of Deloitte & Touche LLP, independent auditors for Merrill Lynch Asset Builder Program, Inc.(k)
  14(c)--  Consent of Deloitte & Touche LLP, independent auditors for Merrill Lynch Asset Growth Fund, Inc.(k)
  14(d)--  Consent of Deloitte & Touche LLP, independent auditors for Merrill Lynch Asset Income Fund, Inc.(k)
  15   --  Not applicable.
  16   --  Power of Attorney.(j)
  17(a)--  Prospectus dated February 1, 2000, and Statement of Additional Information dated February 1, 2000, of
           Merrill Lynch Global Allocation Fund Inc.(k)
  17(b)--  Annual Report to Stockholders of the Registrant.(k)
  17(c)--  Annual Report to Stockholders of Merrill Lynch Asset Growth Fund, Inc.(k)
  17(d)--  Annual Report to Stockholders of Merrill Lynch Asset Income Fund, Inc.(k)
  17(e)--  Annual Report to Stockholders of Merrill Lynch Asset Builder Program, Inc.(k)
  17(f)--  Semi-Annual Report to Stockholders of Merrill Lynch Asset Builder Program, Inc.(k)
  17(g)--  Forms of Proxy.(k)

 ---------------

(a) Filed on February 24, 1994 as an Exhibit to Post-Effective Amendment No. 7 to the Registrant's Registration Statement on Form N-lA (File No. 33-22462) under the Securities Act of 1933, as amended (the "Registration Statement").
(b) Filed on February 27, 1995 as an Exhibit to Post-Effective Amendment No. 9 to the Registration Statement.
(c) Filed on February 27, 1996, as an Exhibit to Post-Effective Amendment No. 10 to the Registration Statement.
(d) Filed on February 25, 1997, as an Exhibit to Post-Effective Amendment No. II to the Registration Statement.
(e) Reference is made to Article II (Sections 3 and 4), Article V, Article VI (Sections 2, 3, 5 and 6, Article VII, Article VIII and Article X of the Registrant's Articles of Incorporation as amended and supplemented, filed as Exhibits l(a), 1(b), 1(c), 1(d), 1(e), 1(f), 1(g), 1(h), 1(i) and 1(j)
     to this Registration Statement, and Article II, Article III (Sections 1, 3, 5, 6 and 17), Article IV (Section 1), Article V (Section 7), Article VI, Article XII, Article XIII, and Article XIV of the Registrant's By-Laws filed as Exhibit 2 to the Registration Statement.
(f) Filed on October 18, 1994, as an Exhibit to Post-Effective Amendment No. 8 to the Registration Statement.
(g) Incorporated by reference to Exhibit 18 to Post-Effective Amendment No. 13 to the Registration Statement on Form N-lA under the Securities Act of 1933, as amended, filed on January 25, 1996, relating to shares of Merrill Lynch New York Municipal Bond Fund series of Merrill Lynch Multi-State Municipal Series Trust (File No. 2-99473).
(h) Filed on February 12, 1998, as an Exhibit to Post-Effective Amendment No. 12 to the Registration Statement.
(i) Included as Exhibit I to the Joint Proxy Statement and Prospectus contained in the Registration Statement on Form N-14 (File No. 333-95483) under the Securities Act of 1933, as amended filed on January 27, 2000 (the "N-14 Registration Statement").
(j) Included on the signature page of the N-14 Registration Statement and incorporated herein by reference.
(k) Filed on March 22, 2000 as an Exhibit to Pre-Effective Amendment No. 1 to the N-14 Registration Statement.

Item 17.  Undertakings.

1. The undersigned Registrant agrees that prior to any public reoffering of the securities registered through use of a prospectus which is part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.

2. The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering of them.

3. The Registrant undertakes to file, by post-effective amendment, either a copy of the Internal Revenue Service private letter ruling applied for or an opinion of counsel as to certain tax matters, within a reasonable time after receipt of such ruling or opinion.

                                  SIGNATURES

         As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the Township of Plainsboro and State of New Jersey, on the 21st day of July, 2000.

                         MERRILL LYNCH GLOBAL ALLOCATION FUND, INC.
                                        (Registrant)


                              By   /s/ TERRY K. GLENN
                                  -------------------------------------
                                       (Terry K. Glenn)

         As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.




                  Signatures                                         Title                              Date
                                                    President and Director
                TERRY K. GLENN*                       (Principal Executive Officer)
------------------------------------------------
               (Terry K. Glenn)

                                                    Vice President and Treasurer
                                                      (Principal Financial
               DONALD C. BURKE*                       and Accounting Officer)
------------------------------------------------
               (Donald C. Burke)

              CHARLES C. REILLY*                                   Director
------------------------------------------------
              (Charles C. Reilly)

               RICHARD R. WEST*                                    Director
------------------------------------------------
               (Richard R. West)

                ARTHUR ZEIKEL*                                     Director
------------------------------------------------
                (Arthur Zeikel)

              EDWARD D. ZINBARG*                                   Director
------------------------------------------------
              (Edward D. Zinbarg)

*By:   /s/ TERRY K. GLENN
------------------------------------------------
      (Terry K. Glenn, Attorney-in-Fact)                                                           July 21, 2000


                                 EXHIBIT INDEX

12    --   Private Letter Ruling from the Internal Revenue Service.


Internal Revenue Service                                     Department of the Treasury

Index Number:                  0368.03-01; 0368.13-00        Washington, DC 20224

Donald C. Burke                                              Person to Contact:
Vice President and Treasurer                                 Mary E. Dean # 50-10078
Merrill Lynch Asset Growth Fund, Inc.                        Telephone Number:
Merrill Lynch Asset Income Fund, Inc.                        (202) 622-7550
Global Opportunity Portfolio                                 Refer Reply To:
800 Scudders Mill Road                                       CC:DOM:CORP:5-PLR-104466-00;
Plainsboro, New Jersey 08536                                 PLR-104468-00;PLR-104467-00

                                                             Date:


Re: Merrill Lynch Asset Growth Fund, Inc.
Merrill Lynch Asset Income Fund, Inc.
Global Opportunity Portfolio

Acquiring                                      =      Merrill Lynch Global Allocation Fund, Inc.
                                                      a Massachusetts corporation
                                                      EIN: 22-3937779

Target 1                                       =      Merrill Lynch Asset Growth Fund, Inc.
                                                      a Maryland corporation
                                                      EIN: 22-3318781

Target 2                                       =      Merrill Lynch Asset Income Fund, Inc.
                                                      a Maryland corporation
                                                      EIN: 22-3318779

Target 3                                       =      Global Opportunity Portfolio
                                                      a Maryland corporation
                                                      EIN: 22-3336176

State A                                        =      Massachusetts

State B                                        =      Maryland


Dear Mr. Burke:

         We reply to a letter, dated February 22, 2000, from your representatives in which rulings are requested as to the federal income tax consequences of a proposed transaction. The information submitted for consideration is summarized below.

         Acquiring is organized under the laws of State A and registered under the Investment Company Act of 1940 (the 1940 Act) as a non-diversified open-end management investment company. Acquiring has elected to be taxed as a regulated investment company (RIC) under ss.ss.851 through 855 of the Internal Revenue Code. Acquiring's investment objective is to provide shareholders with high total investment return by investing primarily in the securities of corporate and governmental issuers.

         Target 1 is organized under the laws of State B and registered under the 1940 Act as a non-diversified open-end management investment company. Target has elected to be taxed as a RIC under ss.ss.851 through 855. Target's investment objective is to provide shareholders with high total investment return by investing a significant portion, or as much as all, of its total assets in equity securities. Target 1 also may invest a smaller portion of its assets in junk bonds and will not invest in debt securities rated CC or lower by S&P or Ca or lower by Moody's.

         Target 2 is organized under the laws of State B and registered under the 1940 Act as a non-diversified open-end management investment company. Target has elected to be taxed as a RIC under ss.ss.851 through 855. Target's investment objective is to provide shareholders with a high level of current income by investing in U.S. and foreign debt, equity and money market securities and, secondarily, capital appreciation.

         Target 3 is organized under the laws of State B and registered under the 1940 Act as a non-diversified open-end management investment company. Target has elected to be taxed as a RIC under ss.ss.851 through 855. Target's investment objective is to provide shareholders with a high total investment return through a fully managed investment policy utilizing U.S. and foreign equity, debt and money market securities, the combination of which will be varied from time to time both with respect to types of securities and markets in response to changing economic trends. Target 3 may invest up to 34 percent of its assets in junk bonds.

         Acquiring. Target 1, Target 2 and Target 3 each offers four classes of shares with substantially similar rights and fees. All file their income tax returns based on the accrual method of accounting.

         Acquiring and each of Target 1, Target 2 and Target 3 have approved a plan of reorganization for what are represented to be valid business reasons. Pursuant to the plan, the following transaction is proposed (the Transaction):

        (i) Target 1, Target 2 and Target 3 (the Targets) will transfer all of their assets and liabilities to Acquiring in exchange for newly-issued Acquiring voting common stock (the Transfer).

       (ii) Each of Target 1, Target 2 and Target 3 will liquidate and distribute to their respective shareholders all of the Acquiring stock received in the exchange. Each shareholder of a Target will receive, on a pro rata basis, shares of the class of Acquiring stock with the same class designation and respective rights as the Target stock held by such shareholder immediately prior to the Transfer.

      (iii) Each Target will dissolve in accordance with the laws of State B and will terminate its registration under the 1940 Act.

       (iv) Acquiring may sell up to 66 percent of the assets received in the Transaction to unrelated purchasers and will reinvest any proceeds consistent with its investment objectives and policies.

         The taxpayers have made the following representations in connection with the Transaction:

        (a) The fair market value of the Acquiring stock received by each Target shareholder will be approximately equal to the fair market value of the Target stock surrendered in the exchange.

        (b) Acquiring will acquire at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by each of the Targets immediately prior to the Transaction. For purposes of this representation, amounts used by a Target to pay its reorganization expenses, amounts paid by a Target to shareholders who receive cash or other property, and all redemptions and distributions (except for redemptions in the ordinary course of a Target's business as an open-end investment company as required by section 22(e) of the 1940 Act pursuant to a demand of a shareholder and regular, normal dividends) made by a Target immediately preceding the transfer will be included as assets of the Target held immediately prior to the Transaction.

        (c) Acquiring has no plan or intention to reacquire any of its stock issued in the Transaction except in connection with its legal obligations under section 22(e) of the 1940 Act.

        (d) After the Transaction, Acquiring will use the assets acquired from the Targets in its business, except that a portion of these assets may be sold or otherwise disposed of in the ordinary course of Acquiring's business. Any proceeds will be invested in accordance with Acquiring's investment objectives. Acquiring has no plan or intention to sell or dispose of any of the assets of the Targets acquired in the Transaction, except for dispositions made in the ordinary course of business.

        (e) Each Target will distribute to its shareholders the stock of Acquiring it receives pursuant to the plan of reorganization.

        (f) The liabilities of each Target assumed by Acquiring and any liabilities to which the transferred assets of a Target are subject were incurred by the Target in the ordinary course of its business.

        (g) Following the Transaction, Acquiring will continue the historic business of each Target or use a significant portion of each Target's historic business assets in the continuing business.

        (h) Acquiring, each Target, and the shareholders of each Target will pay their respective expenses, if any, incurred in connection with the Transaction.

        (i) There is no intercorporate indebtedness existing between any Target and Acquiring that was issued, acquired or will be settled at a discount.

        (j) Acquiring and each Target meet the requirements of a regulated investment company as defined in ss.368(a)(2)(F).

        (k) The fair market value of the assets of each Target transferred to Acquiring will equal or exceed the sum of the liabilities assumed by Acquiring, plus the amount of liabilities, if any, to which the transferred assets are subject.

        (l) The Targets are not under the jurisdiction of a court in a Title 11 or similar case within the meaning of ss.368(a)(3)(A).

        (m) The Targets and Acquiring have elected to be taxed as RICs under ss.851 and, for all of their taxable periods (including the last short taxable period ending on the date of the Transaction, for the Targets), have qualified for the special tax treatment afforded RICs under the Internal Revenue Code, and after the Transaction, Acquiring intends to continue to so qualify.

        (n) There is no plan or intention for Acquiring (the issuing corporation as defined in ss.1.368-1(b) of the Income Tax Regulations), or any person related (as defined in ss.1.368-1(e)(3)) to Acquiring, to acquire, during the five year period beginning on the date of the Transaction, with consideration other than Acquiring stock, Acquiring stock furnished in exchange for a proprietary interest in a Target in the Transaction, either directly or through any transaction, agreement, or arrangement with any other person, other than redemptions in the ordinary course of Acquiring's business as an open-end investment company as required by section 22(e) of the 1940 Act.

        (o) During the five year period ending on the date of the Transaction,
            (i) neither Acquiring, nor any person related (as defined in ss.1.368-1(e)(3)) to Acquiring, will have acquired Target stock with consideration other than Acquiring stock, (ii) no Target, nor any person related (as defined in ss.1.368-1(e)(3)) to a Target, will have acquired such Target's stock with consideration other than Acquiring stock or the Target's stock, except for stock redeemed in the ordinary course of such Target's business as an open-end investment company as required by section 22(e) of the 1940 Act; and (iii) no distributions will have been made with respect to a Target's stock (other than ordinary, regular, normal dividend distributions made pursuant to the Target's historic dividend paying practice), either directly or through any transaction, agreement, or arrangement with any other person, except for (a) cash paid to dissenters and (b) distributions described in ss.ss.852 and 4982, as required for Target's tax treatment as a RIC.

        (p) The aggregate value of the acquisitions, redemptions, and distributions described in paragraphs (n) and (o) above will not exceed 50 percent of the value (without giving effect to the acquisitions, redemptions, and distributions) of the proprietary interest in a Target on the effective date of the Transaction.

         Based solely on the information submitted and on the representations set forth above, we hold as follows:

        (1) The acquisition by Acquiring of substantially all of the assets of each Target in exchange for voting stock of Acquiring and Acquiring's assumption of Targets' liabilities, followed by the distribution by a Target to its shareholders of Acquiring stock and any remaining assets, in complete liquidation, will qualify as a reorganization within the meaning of ss.368(a)(1)(C). Each Target and Acquiring will be a "party to a reorganization" within the meaning of ss.368(b).

        (2) Each Target will recognize no gain or loss upon the transfer of substantially all of its assets to Acquiring in exchange for voting stock of Acquiring and Acquiring's assumption of each Target's liabilities or upon the distribution of the Acquiring stock to each Target's shareholders (ss.361(a) and (c) and ss.357(a)).

        (3) Acquiring will recognize no gain or loss on the receipt of the assets of each Target in exchange for voting stock of Acquiring (ss.1032(a)).

        (4) The basis of each Target's assets in the hands of Acquiring will be the same as the basis of those assets in the hands of the Targets immediately prior to the Transaction (ss.362(b)).

        (5) Acquiring's holding period for the Targets' assets acquired will include the period during which such assets were held by each Target (ss.1223(2)).

        (6) The shareholders of each Target will recognize no gain or loss on the receipt of voting stock of Acquiring solely in exchange for their Target stock (including fractional shares to which they may be entitled) (ss.354(a)(1)).

        (7) The basis of the Acquiring stock received by Target shareholders will be the same as the basis of the Target stock surrendered in exchange therefor (ss.358(a)(1)).

        (8) The holding period of the Acquiring stock received by Target shareholders in exchange for their Target stock (including fractional shares to which they may be entitled) will include the period that the shareholder held the Target stock exchanged therefor, provided that the shareholder held such stock as a capital asset on the date of the exchange (ss.1223(1)).

        (9) Pursuant to ss.381(a) and ss.1.381(a)-1, the tax year of each Target will end on the effective date of the Transaction and Acquiring will succeed to and take into account the items of each Target described in ss.381(c), subject to the provisions and limitations specified in ss.ss.381, 382, 383, and 384, and the regulations thereunder.

         No opinion is expressed about the tax treatment of the Transaction under other provisions of the Code and regulations or about the tax treatment of any conditions existing at the time of, or effects resulting from, the transactions that are not specifically covered by the above rulings. Specifically, no opinion was requested, and none is expressed, about whether Acquiring or the Targets qualify as RICs that are taxable under Subchapter M,
Part 1 of the Code.

         The rulings contained in this letter are based upon information and representations submitted by the taxpayer and accompanied by a penalty of perjury statement executed by an appropriate party. While this office has not verified any of the material submitted in support of the request for rulings, it is subject to verification on examination.

         This ruling is directed only to the taxpayer(s) requesting it.
Section 6110(k)(3) of the Code provides that it may not be used or cited as precedent.

         A copy of this letter must be attached to any income tax return to which it is relevant.

         In accordance with the Power of Attorney on file with this office, a copy of this letter is being sent to the taxpayers.

                                    Sincerely,

                                    Assistant Chief Counsel (Corporate)


                                    By: /s/ Filiz A. Serbes
                                    Filiz A. Serbes
                                    Assistant to the Chief, Branch 5



Internal Revenue Service                                     Department of the Treasury

Index Number:                    0368.03-01; 0368.13-00      Washington, DC 20224

                                                             Person to Contact:

                                                             Telephone Number:

                                                             Refer Reply To:
                                                             CC: DOM: CORP: 5-PLR-104466-00;
                                                             PLR-104468-00; PLR-104467-00

                                                             Date:
                                                             June 27, 2000


Re:

Acquiring                              =

Target 1                               =

Target 2                               =

Target 3                               =

State A                                =

State B                                =


         We reply to a letter, dated February 22, 2000, from your representatives in which rulings are requested as to the federal income tax consequences of a proposed transaction. The information submitted for consideration is summarized below.

         Acquiring is organized under the laws of State A and registered under the Investment Company Act of 1940 (the 1940 Act) as a non-diversified open-end management investment company. Acquiring has elected to be taxed as a regulated investment company (RIC) under ss.ss.851 through 855 of the Internal Revenue Code. Acquiring's investment objective is to provide shareholders with high total investment return by investing primarily in the securities of corporate and governmental issuers

         Target 1 is organized under the laws of State B and registered under the 1940 Act as a non-diversified open-end management investment company. Target has elected to be taxed as a RIC under ss.ss.851 through 855. Target's investment objective is to provide shareholders with high total investment return by investing a significant portion, or as much as all, of its total assets in equity securities. Target 1 also may invest a smaller portion of its assets in junk bonds and will not invest in debt securities rated CC or lower by S&P or Ca or lower by Moody's.

         Target 2 is organized under the laws of State B and registered under the 1940 Act as a non-diversified open-end management investment company. Target has elected to be taxed as a RIC under ss.ss.851 through 855. Target's investment objective is to provide shareholders with a high level of current income by investing in U.S. and foreign debt, equity and money market securities and, secondarily, capital appreciation.

         Target 3 is organized under the laws of State B and registered under the 1940 Act as a non-diversified open-end management investment company. Target has elected to be taxed as a RIC under ss.ss.851 through 855 Target's investment objective is to provide shareholders with a high total investment return through a fully managed investment policy utilizing U.S. and foreign equity, debt and money market securities, the combination of which will be varied from time to time both with respect to types of securities and markets in response to changing economic trends. Target 3 may invest up to 34 percent of its assets in junk bonds.

         Acquiring, Target 1, Target 2 and Target 3 each offers four classes of shares with substantially similar rights and fees. All file their income tax returns based on the accrual method of accounting.

         Acquiring and each of Target 1, Target 2 and Target 3 have approved a plan of reorganization for what are represented to be valid business reasons. Pursuant to the plan, the following transaction is proposed (the Transaction):

        (i) Target 1, Target 2 and Target 3 (the Targets) will transfer all of their assets and liabilities to Acquiring in exchange for newly-issued Acquiring voting common stock (the Transfer).

       (ii) Each of Target 1, Target 2 and Target 3 will liquidate and distribute to their respective shareholders all of the Acquiring stock received in the exchange. Each shareholder of a Target will receive, on a pro rata basis, shares of the class of Acquiring stock with the same class designation and respective rights as the Target stock held by such shareholder immediately prior to the Transfer.

      (iii) Each Target will dissolve in accordance with the laws of State B and will terminate its registration under the 1940 Act.

       (iv) Acquiring may sell up to 66 percent of the assets received in the Transaction to unrelated purchasers and will reinvest any proceeds consistent with its investment objectives and policies.

         The taxpayers have made the following representations in connection with the Transaction:

        (a) The fair market value of the Acquiring stock received by each Target shareholder will be approximately equal to the fair market value of the Target stock surrendered in the exchange.

        (b) Acquiring will acquire at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by each of the Targets immediately prior to the Transaction. For purposes of this representation, amounts used by a Target to pay its reorganization expenses, amounts paid by a Target to shareholders who receive cash or other property, and all redemptions and distributions (except for redemptions in the ordinary course of a Target's business as an open-end investment company as required by section 22(e) of the 1940 Act pursuant to a demand of a shareholder and regular, normal dividends) made by a Target immediately preceding the transfer will be included as assets of the Target held immediately prior to the Transaction.

        (c) Acquiring has no plan or intention to reacquire any of its stock issued in the Transaction except in connection with its legal obligations under section 22(e) of the 1940 Act.

        (d) After the Transaction, Acquiring will use the assets acquired from the Targets in its business, except that a portion of these assets may be sold or otherwise disposed of in the ordinary course of Acquiring's business. Any proceeds will be invested in accordance with Acquiring's investment objectives. Acquiring has no plan or intention to sell or dispose of any of the assets of the Targets acquired in the Transaction, except for dispositions made in the ordinary course of business.

        (e) Each Target will distribute to its shareholders the stock of Acquiring it receives pursuant to the plan of reorganization.

        (f) The liabilities of each Target assumed by Acquiring and any liabilities to which the transferred assets of a Target are subject were incurred by the Target in the ordinary course of its business.

        (g) Following the Transaction, Acquiring will continue the historic business of each Target or use a significant portion of each Target's historic business assets in the continuing business.

        (h) Acquiring, each Target, and the shareholders of each Target will pay their respective expenses, if any, incurred in connection with the Transaction.

        (i) There is no intercorporate indebtedness existing between any Target and Acquiring that was issued, acquired or will be settled at a discount.

        (j) Acquiring and each Target meet the requirements of a regulated investment company as defined in ss.368(a)(2)(F).

        (k) The fair market value of the assets of each Target transferred to Acquiring will equal or exceed the sum of the liabilities assumed by Acquiring, plus the amount of liabilities, if any, to which the transferred assets are subject.

        (l) The Targets are not under the jurisdiction of a court in a Title 11 or similar case within the meaning of ss.368(a)(3)(A).

        (m) The Targets and Acquiring have elected to be taxed as RICs under ss.851 and, for all of their taxable periods (including the last short taxable period ending on the date of the Transaction, for the Targets), have qualified for the special tax treatment afforded RICs under the Internal Revenue Code, and after the Transaction, Acquiring intends to continue to so qualify.

        (n) There is no plan or intention for Acquiring (the issuing corporation as defined in ss.1.368-1(b) of the Income Tax Regulations), or any person related (as defined in ss.1.368-1(e)(3)) to Acquiring, to acquire, during the five year period beginning on the date of the Transaction, with consideration other than Acquiring stock, Acquiring stock furnished in exchange for a proprietary interest in a Target in the Transaction, either directly or through any transaction, agreement, or arrangement with any other person, other than redemptions in the ordinary course of Acquiring's business as an open-end investment company as required by section 22(e) of the 1940 Act.

        (o) During the five year period ending on the date of the Transaction,
            (i) neither Acquiring, nor any person related (as defined in ss.1.368-1(e)(3)) to Acquiring, will have acquired Target stock with consideration other than Acquiring stock, (ii) no Target, nor any person related (as defined in ss.1.368-1(e)(3)) to a Target, will have acquired such Target's stock with consideration other than Acquiring stock or the Target's stock, except for stock redeemed in the ordinary course of such Target's business as an open-end investment company as required by section 22(e) of the 1940 Act; and (iii) no distributions will have been made with respect to a Target's stock (other than ordinary, regular, normal dividend distributions made pursuant to the Target's historic dividend paying practice), either directly or through any transaction, agreement, or arrangement with any other person, except for (a) cash paid to dissenters and (b) distributions described in ss.ss.852 and 4982, as required for Target's tax treatment as a RIC.

        (p) The aggregate value of the acquisitions, redemptions, and distributions described in paragraphs (n) and (o) above will not exceed 50 percent of the value (without giving effect to the acquisitions, redemptions, and distributions) of the proprietary interest in a Target on the effective date of the Transaction.

         Based solely on the information submitted and on the representations set forth above, we hold as follows:

        (1) The acquisition by Acquiring of substantially all of the assets of each Target in exchange for voting stock of Acquiring and Acquiring's assumption of Targets' liabilities, followed by the distribution by a Target to its shareholders of Acquiring stock and any remaining assets, in complete liquidation, will qualify as a reorganization within the meaning of ss.368(a)(1)(C). Each Target and Acquiring will be a "party to a reorganization" within the meaning of ss.368(b).

        (2) Each Target will recognize no gain or loss upon the transfer of substantially all of its assets to Acquiring in exchange for voting stock of Acquiring and Acquiring's assumption of each Target's liabilities or upon the distribution of the Acquiring stock to each Target's shareholders (ss.361(a) and (c) and ss.357(a)).

        (3) Acquiring will recognize no gain or loss on the receipt of the assets of each Target in exchange for voting stock of Acquiring (ss.1032(a)).

        (4) The basis of each Target's assets in the hands of Acquiring will be the same as the basis of those assets in the hands of the Targets immediately prior to the Transaction (ss.362(b)).

        (5) Acquiring's holding period for the Targets' assets acquired will include the period during which such assets were held by each Target (ss.1223(2)).

        (6) The shareholders of each Target will recognize no gain or loss on the receipt of voting stock of Acquiring solely in exchange for their Target stock (including fractional shares to which they may be entitled) (ss.354(a)(1)).

        (7) The basis of the Acquiring stock received by Target shareholders will be the same as the basis of the Target stock surrendered in exchange therefor (ss.358(a)(1)).

        (8) The holding period of the Acquiring stock received by Target shareholders in exchange for their Target stock (including fractional shares to which they may be entitled) will include the period that the shareholder held the Target stock exchanged therefor, provided that the shareholder held such stock as a capital asset on the date of the exchange (ss.1223(1)).

        (9) Pursuant to ss.381(a) and ss.1.381(a)-1, the tax year of each Target will end on the effective date of the Transaction and Acquiring will succeed to and take into account the items of each Target described in ss.381(c), subject to the provisions and limitations specified in ss.ss.381, 382, 383, and 384, and the regulations thereunder.

         No opinion is expressed about the tax treatment of the Transaction under other provisions of the Code and regulations or about the tax treatment of any conditions existing at the time of, or effects resulting from, the transactions that are not specifically covered by the above rulings. Specifically, no opinion was requested, and none is expressed, about whether Acquiring or the Targets qualify as RICs that are taxable under Subchapter M,
Part 1 of the Code.

         The rulings contained in this letter are based upon information and representations submitted by the taxpayer and accompanied by a penalty of perjury statement executed by an appropriate party. While this office has not verified any of the material submitted in support of the request for rulings, it is subject to verification on examination.

         This ruling is directed only to the taxpayer(s) requesting it.
Section 6110(k)(3) of the Code provides that it may not be used or cited as precedent.

         A copy of this letter must be attached to any income tax return to which it is relevant.

         In accordance with the Power of Attorney on file with this office, a copy of this letter is being sent to the taxpayers.

                                     Sincerely,

                                     Assistant Chief Counsel (Corporate)

                                     By /s/ Filiz A. Serbes
                                     Filiz A. Serbes
                                     Assistant to the Chief, Branch 5

Department of the Treasury                                          Notice 437
Al Internal Revenue Service                                  OMB No. 1545-0633

Notice of Intention to Disclose


Taxpayer name

Mailing date of this             JUL     3      2000
notice
Last date to request             JUL    24     2000
IRS review
Last date to request             SEP     1       2000
delay
Last date to petition            SEP     1       2000
Tax Court
Date open to public              SEP    29    2000
inspection

     Section 6110 of the Internal Revenue Code provides that copies of certain rulings, technical advice memoranda, and determination letters will be open to public inspection after deletions are made. Rulings and technical advice memoranda will be open to public inspection in the Freedom of Information (FOI) Reading Room, 1111 Constitution Avenue, N.W., Washington, D.C. 20224, where they may be read and copied by anyone interested.

    In accordance with section 6110, we intend to make the enclosed deleted copy of your ruling open to public inspection. We made the deletions indicated in accordance with section 6110(c), which requires us to delete:

     1. The names, addresses, and other identifying details of the person the ruling pertains to, and of any other person identified in the ruling (other than a person making a "third party communication"-see back of this notice).

     2. Information specifically authorized under criteria established by an Executive Order to be kept secret in the interest of national defense or foreign policy, and which is in fact properly classified under such Executive Order.

     3. Information specifically exempted from disclosure by any statute (other than the Internal Revenue Code) which is applicable to the Internal Revenue Service.

     4. Trade secrets and commercial or financial information obtained from a person that are privileged or confidential.

     5. Information which would constitute a clearly unwarranted invasion of personal privacy.

     6. Information contained in or related to examination, operating, or condition reports prepared by, or for use of an agency that regulates or supervises financial institutions.

     7. Geological and geophysical information and data (including maps) concerning wells.

    These are the only grounds for deleting material. We made the indicated proposed deletions after considering any suggestions for deletions you may have made prior to issuance of the ruling

    If You Agree with the proposed deletions you don't need to take any further action. We will place the deleted copy in the National Office FOI Reading Room on the "Date Open to Public Inspection" shown on this notice.

    If You Disagree with the proposed deletions, please return the deleted copy and show, in brackets, any additional information you believe should be deleted. Include a statement supporting your position. Only material failing within the seven categories listed above may be deleted. Your statement should specify which of these seven categories is applicable with respect to each additional deletion you propose. Send your deleted copy and statement to:

                      Internal Revenue Service
                      Attention: CC:DOM:CORP:T
                      Ben Franklin Station
                      Post Office Box 7604
                      Washington, DC 20044

                  For Paperwork Reduction Act information, see back of notice.

 Cat. No. 45841L                   http://www.irs.ustreas.gov
                                   Notice 437 (Rev. 3-1999)